UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

(Exact name of issuing entity as specified in its charter)

Commission file number of the issuing entity: 333-181552-01

Central Index Key Number of issuing entity: 0001550369

ROYAL BANK OF CANADA

(Exact name of depositor as specified in its charter)

Commission file number of depositor: 001-13928

Central Index Key Number of depositor: 0001000275

ROYAL BANK OF CANADA

(Exact name of sponsor as specified in its charter)

Central Index Key Number of sponsor: 0001000275

155 Wellington Street, West, 14th Floor

Toronto, Ontario, Canada M5V 3K7

(416) 313-5982

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series CB31 2.300% Covered Bonds Due 2021

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP
(Issuing entity)
Date:	March 30, 2021	By:	ROYAL BANK OF CANADA
(Servicer)

/s/ James Salem
James Salem Executive Vice-President and Treasurer

/s/ David Power
David Power Vice-President, Corporate Treasury